                MORGAN STANLEY DEVELOPING GROWTH SECURITIES TRUST
                           1221 AVENUE OF THE AMERICAS
                               NEW YORK, NY 10020

January 29, 2007

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attention:    Larry Greene, Division of Investment Management

RE:      MORGAN STANLEY DEVELOPING GROWTH SECURITIES TRUST (FILE NOS. 2-81151
         AND 811-3639)

Dear Mr. Greene:

Thank you for your telephonic comments regarding the registration statement on
Form N-1A for Morgan Stanley Developing Growth Securities Trust (the "Fund")
filed with the Securities and Exchange Commission on November 27, 2006. Below,
we describe the changes made to the registration statement in response to the
Staff's comments and provide any responses to or any supplemental explanations of such comments, as requested. These changes will be reflected in post-effective amendment number 28 to the Fund's registration statement on Form
N-1A, which will be filed via EDGAR on or about January 29, 2007.

                  GENERAL COMMENTS TO FORM N-1A
                  -----------------------------

COMMENT 1.        PLEASE FILE A RESPONSE LETTER TO THESE COMMENTS VIA EDGAR,
                  INCLUDING THE "TANDY" PROVISION.

                  Response 1. This response letter addressing the Staff's
                  comments has been filed via EDGAR correspondence, including the "Tandy" provision, separate from the corresponding
                  Post-Effective Amendment.

                  COMMENTS TO THE PROSPECTUS
                  --------------------------

COMMENT 2.        IN THE "FEES AND EXPENSES" SECTION OF THE PROSPECTUS, CONSIDER
                  MOVING THE FOOTNOTES TO AFTER THE EXAMPLE.

                  Response 2. We respectfully acknowledge the comment, but
                  believe the current placement of the footnotes is appropriate.
                  We believe that to move the footnotes to below the Example would diminish the impact of the information and could result in a shareholder being unable to locate the footnotes.

COMMENT 3.        PLEASE INCLUDE THE ORDER PROCESSING FEE IN THE FEE TABLE AS
                  REQUIRED BY FORM N-1A UNLESS AN INVESTOR CAN PURCHASE SHARES
                  WITHOUT BEING A MORGAN STANLEY CLIENT.

                  Response 3. Form N-1A requires that the costs and expenses that an investor will bear directly or indirectly be included in the fee table. The order processing fee that Morgan Stanley
                  DW Inc. charges clients when a client purchases or tenders shares of the Fund is not required to be included in the fee table because only investors that purchase shares through
                  Morgan Stanley DW Inc. would be subject to that fee.

COMMENT 4.        PLEASE CONFIRM THAT THE FUND'S CONCENTRATION POLICY SET FORTH
                  UNDER THE FUND'S INVESTMENT RESTRICTION 2. COMPLIES WITH THE
                  STAFF'S POSITION THAT A CONCENTRATION POLICY APPLIES TO
                  INVESTMENT OF 25% OR MORE.

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                  Response 4. Although the Fund's concentration policy set forth under investment restriction 3. states that "up to 25% of its total assets (valued at the time of investment) may be
                  invested in any one industry classification," the Fund
                  complies with the Staff's position that a concentration policy applies to investments of 25% or more.

                  COMMENTS TO THE SAI
                  -------------------

COMMENT 5.        PLEASE ADD A DESCRIPTION OF THE FUND'S POLICIES WITH RESPECT
                  TO BORROWING AND ISSUANCE OF SENIOR SECURITIES TO THE SAI.

                  Response 5. The SAI currently includes disclosure stating that
                  "[t]he Fund may borrow money from a bank in an amount up to
                  25% of the Fund's total assets...". Please see the section titled "Description of the Fund and Its Investments and
                  Risk-Investment Strategies and Risk - Leveraging". Please note that we included additional disclosure regarding borrowing and the issuance of senior securities to that section.

COMMENT 6.        IN THE SECTION ENTITLED "FUND MANAGEMENT - PORTFOLIO MANAGER
                  COMPENSATION STRUCTURE," INCLUDE ONLY THE DISCRETIONARY
                  COMPENSATION RECEIVED BY THE PORTFOLIO MANAGERS OF THE FUND
                  DURING THE LAST YEAR.

                  Response 6. We believe the current disclosure is in compliance with SEC Release 2004-89. This Release requires that the SAI include disclosure regarding the structure of, and the method used to determine, the compensation of its portfolio managers.
                  The Release notes that the purpose of this disclosure is to help investors better understand a portfolio manager's
                  incentives in managing a fund and shed light on possible
                  conflicts of interest that could arise when a portfolio
                  manager manages other accounts. Therefore, in order to achieve this purpose, the disclosure, in our view, should include all possible forms of compensation that are available to the
                  portfolio manager in connection with managing the portfolio and other accounts. Please note that we revised the disclosure to clarify that investment performance, upon which a portfolio manager's compensation is linked, is calculated for one-,
                  three-, and five-year periods measured against a
                  fund's/account's primary benchmark, indices and/or peer
                  groups, where applicable.

As you have requested and consistent with SEC Release 2004-89, the Fund hereby acknowledges that:

     o   the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

     o   the Staff's comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the
         Commission from taking any action with respect to the filings; and

     o   the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 762-7126. Thank you.

Sincerely,

/s/ Daniel E. Burton

Daniel Burton

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